**Pricing supplement no. 491**
*To prospectus dated November 21, 2008,*
*prospectus supplement dated November 21, 2008 and*
*product supplement no. 98-A-I dated November 21, 2008*

03-#03-2010-R
**Registration Statement No. 333-155535**
**Dated March 5, 2010**
**Rule 424(b)(2)**

# JPMORGAN CHASE & CO.

**Structured Investments**

**$19,982,000**
**Index Knock-Out Notes Linked to the EURO STOXX 50® Index due March 24, 2011**

## General

- The notes are designed for investors who seek to participate in the appreciation of the closing level of the EURO STOXX 50® Index at maturity and who anticipate that the Index closing level will not decline, as compared to the Initial Index Level, by more than 29.28% on any trading day during the Monitoring Period. Investors should be willing to forgo interest and dividend payments and, if the Index closing level declines, as compared to the Initial Index Level, by more than 29.28% on any trading day during the Monitoring Period, be willing to lose some or all of their principal. If the Index does not decline, as compared to the Initial Index Level, by more than 29.28% on any trading day during the Monitoring Period, investors have the opportunity to receive the greater of (a) the Index Return and (b) the Contingent Minimum Return of 0% at maturity. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing March 24, 2011[†]
- Minimum denominations of $10,000 and integral multiples $1,000 in excess thereof
- The notes priced on March 5, 2010 and are expected to settle on or about March 10, 2010.

## Key Terms

| | |
|---|---|
| Index: | The EURO STOXX 50® Index (the "Index"). **See "Supplemental Information About the Index" in this pricing supplement.** |
| Knock-Out Event: | A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the Index closing level has decreased, as compared to the Initial Index Level, by more than the Knock-Out Buffer Amount. |
| Knock-Out Buffer Amount: | 29.28% |
| Payment at Maturity: | *If a Knock-Out Event has occurred*, you will receive a cash payment at maturity that will reflect the performance of the Index. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows: |

$$\$1,000 + (\$1,000 \times \text{Index Return})$$

*If a Knock-Out Event has occurred, you will lose some or all of your investment at maturity if the Ending Index Level has declined from the Initial Index Level.*

*If a Knock-Out Event has not occurred*, you will receive a cash payment at maturity that will reflect the performance of the Index, subject to the Contingent Minimum Return. If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount note will equal $1,000 *plus* the product of (a) $1,000 and (b) the greater of (i) the Index Return and (ii) the Contingent Minimum Return. For additional clarification, please see "What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?" in this pricing supplement.

| | |
|---|---|
| Contingent Minimum Return: | 0% |
| Monitoring Period: | The period from and excluding the pricing date to and including the Observation Date |
| Index Return: | $\dfrac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$ |
| Initial Index Level: | The Index closing level on the pricing date, which was 2877.44 |
| Ending Index Level: | The Index closing level on the Observation Date |
| Observation Date: | March 21, 2011[†] |
| Maturity Date: | March 24, 2011[†] |
| CUSIP: | 48124AJU2 |

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 98-A-I.

**Investing in the Index Knock-Out Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 98-A-I and "Selected Risk Considerations" beginning on page PS-3 of this pricing supplement.**

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

| | Price to Public (1) | Fees and Commissions (2) | Proceeds to Us |
|---|---|---|---|
| **Per note** | $1,000 | $10 | $990 |
| **Total** | $19,982,000 | $199,820 | $19,782,180 |

(1) The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on page PS-15 of the accompanying product supplement no. 98-A-I, as supplemented by the "Supplemental Use of Proceeds" in this pricing supplement.

(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.00 per $1,000 principal amount note. See "Plan of Distribution" beginning on page PS-37 of the accompanying product supplement no. 98-A-I. For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $10.00 per $1,000 principal amount note.

The agent for this offering, JPMSI, is an affiliate of ours. See "Supplemental Plan of Distribution (Conflicts of Interest)" in this pricing supplement.

*The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.*

**J.P.Morgan**

March 5, 2010

## Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 98-A-I dated November 21, 2008. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated March 1, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 98-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 98-A-I dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000119312508241208/d424b21.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

## Supplemental Information About the Index

The Index is calculated, maintained and published by STOXX Limited. STOXX Limited was formerly a joint venture between Deutsche Börse AG, Dow Jones & Company and SWX Swiss Exchange. Following a change in the shareholders of STOXX Limited, the joint venture now comprises STOXX Limited and SIX Group AG. In addition, on March 1, 2010, STOXX Limited announced the removal of the "Dow Jones" prefix from all of its indices, including the Dow Jones EURO STOXX 50® Index. Accordingly, all references in the accompanying product supplement no. 98-A-I to the "Dow Jones EURO STOXX 50® Index will be deemed to refer to the "EURO STOXX 50® Index". We intend to enter into a non-exclusive license with STOXX Limited (including its affiliates) for the right to use the EURO STOXX 50® Index in connection with the offering of securities, including the notes.

## What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 2880 and reflect the Contingent Minimum Return of 0%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

| Ending Index Level | Index Return | Total Return | |
| --- | --- | --- | --- |
| | | Knock Out Event Has Not Occurred(1) | Knock Out Event Has Occurred(2) |
| 5184.000 | 80.00% | 80.00% | 80.00% |
| 4752.000 | 65.00% | 65.00% | 65.00% |
| 4320.000 | 50.00% | 50.00% | 50.00% |
| 4032.000 | 40.00% | 40.00% | 40.00% |
| 3744.000 | 30.00% | 30.00% | 30.00% |
| 3456.000 | 20.00% | 20.00% | 20.00% |
| 3312.000 | 15.00% | 15.00% | 15.00% |
| 3168.000 | 10.00% | 10.00% | 10.00% |
| 3024.000 | 5.00% | 5.00% | 5.00% |
| 2952.000 | 2.50% | 2.50% | 2.50% |
| 2880.000 | 0.00% | 0.00% | 0.00% |
| 2736.000 | -5.00% | 0.00% | -5.00% |
| 2592.000 | -10.00% | 0.00% | -10.00% |
| 2448.000 | -15.00% | 0.00% | -15.00% |
| 2304.000 | -20.00% | 0.00% | -20.00% |
| 2036.736 | -29.28% | 0.00% | -29.28% |
| 2016.000 | -30.00% | N/A | -30.00% |
| 1728.000 | -40.00% | N/A | -40.00% |
| 1440.000 | -50.00% | N/A | -50.00% |
| 1152.000 | -60.00% | N/A | -60.00% |
| 864.000 | -70.00% | N/A | -70.00% |
| 576.000 | -80.00% | N/A | -80.00% |
| 288.000 | -90.00% | N/A | -90.00% |
| 0.000 | -100.00% | N/A | -100.00% |

(1) The Index closing level has not declined, as compared to the Initial Index Level, by more than 29.28% on any trading day during the Monitoring Period.
(2) The Index closing level has declined, as compared to the Initial Index Level, by more than 29.28% on any trading day during the Monitoring Period.

### Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

**Example 1: A Knock-Out Event has not occurred, and the level of the Index decreases from the Initial Index Level of 2880 to an Ending Index Level of 2448.** Because a Knock-Out Event has not occurred and the Index Return of -15% is less than the Contingent Minimum Return of 0%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

**Example 2: A Knock-Out Event has not occurred, and the level of the Index increases from the Initial Index Level of 2880 to an Ending Index Level of 3168** Because a Knock-Out Event has not occurred and the Index Return of 10% is greater than the Contingent Minimum Return of 0%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 10\%) = \$1,100$$

**Example 3: A Knock-Out Event has occurred, and the level of the Index decreases from the Initial Index Level of 2880 to an Ending Index Level of 2592.** Because a Knock-Out Event has occurred and the Index Return is -10%, the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -10\%) = \$900$$

**Example 4: A Knock-Out Event has occurred, and the level of the Index increases from the Initial Index Level of 2880 to an Ending Index Level of 3312.** Because a Knock-Out Event has occurred and the Index Return is 15%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 15\%) = \$1,150$$

### Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to participate in the appreciation of the Index at maturity. *If a Knock-Out Event has not occurred,* in addition to the principal amount, you will receive at maturity at least the Contingent Minimum Return of 0% on the notes, or a minimum payment at maturity of $1,000 for every $1,000 principal amount note. *Even if a Knock-Out Event has occurred, if the Ending Index Level is greater than the Initial Index Level, in addition to the principal amount, you will receive at maturity a return on the notes equal to the Index Return.* Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **DIVERSIFICATION OF THE EURO STOXX 50® INDEX** — The return on the notes is linked to the performance of the EURO STOXX 50® Index. The EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland and/or its licensors (the "Licensors"), which are used under license. The notes based on the EURO STOXX 50® Index are in no way sponsored, endorsed, sold or promoted by STOXX Limited and its Licensors and neither of the Licensors shall have any liability with respect thereto. For additional information about the Index, see the information set forth under "The Dow Jones EURO STOXX 50® Index" in the accompanying product supplement no. 98-A-I and "Supplemental Information About the Index" in this pricing supplement.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 98-A-I. Notwithstanding any disclosure in product supplement no. 98-A-I to the contrary, our special tax counsel in this transaction is Davis Polk & Wardwell LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in December 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

    The discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

### Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 98-A-I dated November 21, 2008.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Index Return is positive or negative. If the Index closing level has declined, as compared to the Initial Index Level, by more than the Knock-Out Buffer Amount of 29.28% on any trading day during the Monitoring Period, a Knock-Out Event has occurred, and the protection provided by the Knock-Out Buffer Amount of 29.28% will terminate. Under these circumstances, you could lose some or all of your principal.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **YOUR PROTECTION MAY TERMINATE ON ANY TRADING DAY DURING THE MONITORING PERIOD** — If the Index closing level on any trading day during the Monitoring Period declines from the Initial Index Level by more than the Knock-Out Buffer Amount of 29.28%, you will at maturity be fully exposed to any depreciation in the Index. We refer to this feature as a contingent buffer. Under these circumstances, if the Ending Index Level is less than the Initial Index Level, you will lose 1% of the principal amount of your investment for every 1% decrease in the Ending Index Level as compared to the Initial Index Level. You will be subject to this potential loss of principal even if the Index subsequently increases such that the Index closing level is less than the Initial Index Level by not more than the Knock-Out Buffer Amount of 29.28%, or is equal to or greater than the Initial Index Level. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES** — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the equity securities composing the Index are denominated, although any currency fluctuations could affect the performance of the Index. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in payment at maturity.

- **RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF THE INDEX IS VOLATILE** — The likelihood of the Index closing level declining from the Initial Index Level by more than the Knock-Out Buffer Amount on any trading day during the Monitoring Period and thereby triggering a Knock-Out Event, will depend in large part on the volatility of the Index — the frequency and magnitude of changes in the level of the Index. Recently, the Index has experienced significant volatility.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See "Supplemental Use of Proceeds" on page PS-4 of this pricing supplement for additional information.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index;
  - the time to maturity of the notes;
  - whether a Knock-Out Event has occurred;
  - the dividend rate on the equity securities underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the exchange rate and the volatility of the exchange rate between the U.S. Dollar and the European Union Euro; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

### Historical Information

The following graph sets forth the historical performance of the EURO STOXX 50® Index based on the weekly historical Index closing level from January 7, 2005 through March 5, 2010.  The Index closing level on March 5, 2010 was 2877.44.  We obtained the Index closing levels below from Bloomberg Financial Markets.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any trading day during the Monitoring Period or the Index closing level on the Observation Date.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.



### Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMSI, the agent for this offering.  The net proceeds received from the sale of the notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligation under the notes.  In accordance with NASD Rule 2720, JPMSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

### Supplemental Use of Proceeds

Notwithstanding anything to the contrary in the accompanying product supplement no. 98-A-I (in particular, the second paragraph of the "Use of Proceeds" section on PS-15 of the accompanying product supplement), for purposes of the notes offered by this pricing supplement, the original issue price of the notes will include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the notes.  The estimated cost of hedging includes the projected profit, which in no event will exceed $15.00 per $1,000 principal amount note, that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes.  Because hedging our obligations entails risk and may be influenced by market forces beyond our control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss.